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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

AMENDMENT NO. 2 TO
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12 (b) or 12 (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENZYME CORPORATION
(Exact name of registrant as Specified in its Charter)

MASSACHUSETTS (State of Incorporation or Organization	06-1047163 (I.R.S. Employer Identification No.)
ONE KENDALL SQUARE CAMBRIDGE, MASSACHUSETTS (Address of Principal Executive Offices)	02139 (Zip Code)
Securities to be registered pursuant to Section 12 (b) of the Act:
Title of each class to be so Registered NONE	Name of each exchange on which each class is to be registered NONE

        If this Form relates to the registration of a class of securities pursuant to Section 12 (b) of the Exchange Act and is effective upon filing pursuant to General Instruction act A. (c), please check the following box.    ☐

        If this Form relates to the registration of a class of securities pursuant to Section 12 (g) of the Exchange and is effective pursuant to General Instructions A. (d) please check the following box.    ☒

        Securities Act registration statement file number to which this form relates:                          (If applicable)

        Securities to be registered pursuant to Section 12 (g) of the Act:

GENZYME GENERAL DIVISION COMMON STOCK, $0.01 PAR VALUE
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        The purpose of this Amendment No. 2 is to revise the description of Registrant's Genzyme General Division Common Stock, $0.01 par value per share ("Genzyme General Stock") (which has been previously registered pursuant to section 12(g) of the Exchange Act of 1934, as amended), to reflect the exchange of all outstanding shares of Genzyme Biosurgery Division Common Stock, $0.01 per share ("Biosurgery Stock") and Genzyme Molecular Oncology Division Common Stock, $0.01 per share ("Molecular Oncology Stock"), for shares of Genzyme General Stock. The exchanges were effective June 30, 2003. While Genzyme's charter continues to designate 100,000,000 shares as Biosurgery Stock and 40,000,000 shares as Molecular Oncology Stock, no shares of either series remain outstanding, and all assets of Genzyme are now allocated to its General Division. Accordingly, Genzyme has filed a Form 15 with respect to Biosurgery Stock and Molecular Oncology Stock to deregister these series of stock. Because Genzyme now has only one series of common stock outstanding, it has rescinded its management and accounting policies which related to relationships between its divisions.

Authorized Capital Stock

        Genzyme is authorized to issue 690,000,000 shares of common stock, $0.01 par value per share, of which:

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  500,000,000 shares have been designated Genzyme General Stock;

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  40,000,000 shares have been designated Molecular Oncology Stock;

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  100,000,000 shares have been designated Biosurgery Stock; and

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  50,000,000 shares remain undesignated as to a series.

        In addition, Genzyme is authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share, of which:

  •
  2,000,000 shares have been designated Series A Junior Participating Preferred Stock;

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  1,000,000 shares have been designated Series B Junior Participating Preferred Stock;

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  400,000 shares have been designated Series C Junior Participating Preferred Stock; and

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  6,600,000 shares remain undesignated as to a series.

        The Series A Junior Participating Preferred Stock would be issued under Genzyme's stockholder rights plan upon the occurrence of an event described below under the heading "Anti-Takeover Provisions." The Series B Junior Participating Preferred Stock and the Series C Junior Participating Preferred Stock were meant to be associated with the Biosurgery Stock and Molecular Oncology Stock, respectively, under the stockholder rights plan.

        Shares of Genzyme General Stock are not entitled to preemptive rights under Massachusetts Corporation Law or Genzyme's charter.

Dividends

        Genzyme has never paid cash dividends on its stock. Currently, Genzyme intends to retain its earnings to finance future growth. Therefore, it does not expect to pay any cash dividends on its common stock in the near future. Furthermore, Genzyme's ability to pay cash dividends may be restricted by instruments governing its debt obligations or the terms of preferred stock it issues.

Voting Rights

        Stockholders of all series of Genzyme's common stock vote together as one class on all matters on which common stockholders generally are entitled to vote, including the election of directors. Each share of Genzyme General Stock is entitled to one vote. Preferred Stock issued by Genzyme may be entitled to series votes on particular matters and may have rights to vote on an as-converted basis on other matters; either of such voting rights would have the effect of diminishing the voting rights of the common stock.

Liquidation Rights

        If Genzyme voluntarily or involuntarily dissolves, liquidates or winds up its affairs, Genzyme common stockholders would be entitled to receive any net assets remaining for distribution after Genzyme has satisfied or made provision for its debts and obligations and for payment to any stockholders with preferential rights to receive distributions of its net assets. Genzyme would distribute any remaining assets to common stockholders on a per share basis.

"Anti-Takeover" Provisions

  Provisions in Organizational Documents

        Genzyme's charter and by-laws contain provisions that could discourage potential takeover attempts and prevent stockholders from changing Genzyme's management. For example, Genzyme's board is authorized to issue shares of common stock and preferred stock in series, enlarge the board's size and fill any vacancies on the board. Also, stockholders face restrictions on calling a special meeting of stockholders, bringing business before an annual meeting and nominating candidates for election as directors. Genzyme also has agreements with its officers that contain change of control provisions.

        Genzyme's charter classifies the board of directors into three classes with staggered three-year terms, and directors may only be removed for cause.

        In addition, Genzyme has a stockholder rights plan, the Third Amended and Restated Renewed Rights Agreement. Under that plan, each outstanding share of Genzyme's common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of Genzyme's or any successor entity's securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 15% of the voting power of Genzyme common stock. The plan, however, prohibits the 15%-acquiror, or its affiliates, from exercising its Genzyme share purchase rights. As a result, the acquiror's interest in Genzyme would be substantially diluted.

        The rights are described more completely in the rights agreement itself, which is contained in Exhibit 3 to Amendment No. 2 to Genzyme's Registration Statement on Form 8-A filed on July 1, 2003. The description of the rights agreement is incorporated into this document by reference, and this summary is qualified in its entirety by such reference.

  Business Combination Statute

        Under the Massachusetts Business Combination statute, if a person acquires 5% or more of the outstanding voting stock of a Massachusetts corporation without the approval of its board of directors, that person becomes an interested stockholder and he or she may not engage in business combination transactions with the corporation for three years. There are exceptions to this prohibition, including:

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  If the board of directors approves the acquisition of stock or the transaction before the time that the person became an interested stockholder;

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  if the interested stockholder acquires 90% of the outstanding voting stock of the company, excluding voting stock owned by directors who are also officers and some employee stock plans, in one transaction; or

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  if the transaction is approved by the board and by two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Genzyme is subject to the Massachusetts Business Combination statute unless it elects, with stockholder approval, not to be. Genzyme has not elected to be exempt and does not currently intend to seek such an exemption.

  Control Share Acquisition Statute

        The Massachusetts Control Share Acquisition statute provides that each and any time a person offers to acquire, or acquires, shares of stock permitting it to control at least 20%, 33 1/3% or a majority of the voting power of a corporation, it cannot vote those acquired shares unless the acquiror obtains the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror, officers of the corporation, and directors who are also employees of the corporation. The statute does not require that the acquiror have already purchased the shares before the stockholder vote.

        As permitted under Massachusetts law, Genzyme has elected not to be governed by the Massachusetts Control Share Acquisition statute. However, the statute permits Genzyme's board to elect at a future date to be governed by the statute by amending the company's by-laws accordingly. Any such amendment, however, would apply only to acquisitions that occur after the effective date of the amendment.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the registrar and transfer agent for each series of Genzyme's common stock. Its telephone number is (212) 936-5100.

Item 2. Exhibits

EXHIBIT NO.	DESCRIPTION

1.	Restated Articles of Organization of the Registrant, as amended. Filed as Exhibit 3 to the Registrant's Current Report on Form 8-K dated June 1, 2001 (File No. 0-14680), and incorporated herein by reference.
2.	By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-14680), and incorporated herein by reference.

Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GENZYME CORPORATION
Date: July 1, 2003	By:	/s/ MICHAEL S. WYZGA Name: Michael S. Wyzga Title: Executive Vice President, Finance; Chief Financial Officer; and Chief Accounting Officer

Exhibit List

EXHIBIT NO.	DESCRIPTION
1.
Restated Articles of Organization of the Registrant, as amended. Filed as Exhibit 3 to the Registrant's Current Report on Form 8-K dated June 1, 2001 (File No. 0-14680), and incorporated herein by reference.
2.	By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-14680), and incorporated herein by reference.

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
Exhibit List